UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2020

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Annual Financial Report, dated 21 February 2020

21 February 2020

2019 Annual Financial Report and Notice of AGM

Micro Focus International plc (the "Company") announces that it has today published its Annual Report and Accounts for the 12 months ended 31 October 2019 (the "2019 Annual Report"), the Notice of the 2020 Annual General Meeting ("AGM Notice") and the forms of proxy for use at that Annual General Meeting (the "Forms of Proxy").

The Annual General Meeting will be held on 25 March 2020 at 3pm (UK time) at the Company's offices at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN, United Kingdom.

In accordance with Listing Rule 9.6.1, the 2019 Annual Report, the AGM Notice and the Forms of Proxy have been submitted to the National Storage Mechanism and will be available shortly at www.morningstar.co.uk/uk/NSM.

The 2019 Annual Report and the AGM Notice will also be available shortly on the Company's website at www.microfocus.com.

In accordance with DTR 6.3.5 R, the information set out in the Appendix to this announcement is extracted in full unedited text from the 2019 Annual Report and should be read in conjunction with the Company's Preliminary Results Announcement issued on 4 February 2020, which can be found at www.microfocus.com.  Together, these constitute the material required to be communicated to the media in full unedited text through a Regulatory Information Service.  This material is not a substitute for reading the 2019 Annual Report in full.

ENDS

Enquiries:
Micro Focus                                           Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                          Investors@microfocus.com
Brian McArthur-Muscroft, CFO
Ben Donnelly, Investor relations

Brunswick                                              Tel: +44 (0) 20 7404 5959
Sarah West                                              MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

APPENDIX

Page and note numbers in this Appendix refer to the 2019 Annual Report.

1.    Directors' responsibility statement

The following information has been reproduced from page 122 of the 2019 Annual Report:

Responsibility statement of the directors in respect of the annual financial report

On behalf of the board of directors, we confirm that to the best of our knowledge:

●
the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

●
the strategic report and the directors' report include a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Stephen Murdoch                                   Brian McArthur-Muscroft
Chief Executive Officer                            Chief Financial Officer

2.    Principal risks and uncertainties

The following information has been reproduced from pages 56 to 63 of the 2019 Annual Report:

Principal Risks and Uncertainties

In common with all businesses, the Group could be affected by risks and uncertainties that may have a material adverse effect on its business operations and achieving its strategic objectives including its business model, future performance, solvency, liquidity and/or reputation. These risks could cause actual results to differ materially from forecasts or historic results. Accepting that risk is an inherent part of doing business, the board is mindful of the interdependencies of some risks.  Where possible, the Group seeks to mitigate risks through its [risk management framework], internal controls and insurance, but this can only provide reasonable assurance and not absolute assurance against material losses. In particular, insurance policies may not fully cover all of the consequences of any event, including damage to persons or property, business interruptions, failure of counterparties to conform to the terms of an agreement or other liabilities. The following are the principal risks and uncertainties, potential impacts and mitigations that are relevant to the Group as a provider of software products and associated services at this time. They do not comprise all of the risks associated with the Group and are not set out in priority order. Additional risks not presently known to management, or currently deemed to be less material, may also have an adverse effect on the Group.

The net risk movement from the prior period for each principal risk has been assessed and presented [in the tables below].

Products
Risk Trend:	No change	Link to strategy: Evolve, accelerate	Risk Category: Marketplace
Principal Risk Description
To remain successful, the Group must ensure that its products continue to meet the requirements of customers and investment must be effectively balanced between growth and mature products. Investment in research and innovation in product development is essential to meet customer and partner requirements in order to maximize customer value, revenues and corporate performance. The Group has a large number of products, at differing stages of their life-cycle. The extent of investment in each product set needs to be managed and prioritized considering the expected future prospects and market demand.

Potential Impact
If products do not meet the requirements of customers, they will seek alternative solutions, resulting in the loss of existing maintenance and new revenue opportunities and the cancellation of existing contracts. Insufficient focus on key research and development projects may damage the long- term growth prospects of the Group. The Group's business and reputation may be harmed by innovation that falls behind competitors, or by errors or defects in its products.

How we manage it
The Product Portfolio formed part of the Strategic & Operational Review, set out within the Chief Executive's Strategic review on pages 12 to 15. Two of the key initiatives from the review relate to evolving our operating model to improve Product Portfolio positioning and external visibility, and accelerating transition of certain portfolios to SaaS or subscription-based revenue models to improve portfolio positioning and revenue composition.

As set out on pages 18 to 21 (Business model section) the Group continues to align resources and develop propositions across four main focus areas: Enterprise DevOps; Hybrid IT Management; Security, Risk & Governance; and Predictive Analytics and to improve the interaction between product management, product development, sales and marketing. The Micro Focus Product Portfolio consists of five product groups with more than 300 product lines, as set out on pages 22 to 23 (Portfolio review), which are uniquely positioned to help customers address digital transformation and maximise existing software investments. Recalibration of product strategy occurs as part of the annual product calibration forum, where senior leaders and the heads of each Product Portfolio determine appropriate sales, marketing and investment strategies for products and product groups.

The Group has improved alignment and applied robust application of the four-box model across the Group, as set out on page 19 (Business model section). The Product Portfolio is focused on delivering "customer centric innovation" that delivers tangible business impact for customers in all stages of the software life cycle.

Go-To-Market ("GTM") Models
Risk Trend:	Increased	Link to strategy: Transform	Risk Category: Marketplace
Principal Risk Description
For the Group to succeed in meeting revenue and growth targets, it requires successful GTM models across the full product portfolio, with effective strategies and plans to exploit all routes to market, including direct and channel/partner led sales. In addition, the Group must focus the sales force on targeted customer segments and ensure appropriate responses to the market dynamics related to changes in customer buying behaviours. Effective GTM models may be more successful if accompanied by compelling Micro Focus brand awareness programs. The Group is dependent upon the effectiveness of its sales force and distribution channels to drive licence and maintenance sales and a reference-based selling model.

Potential Impact
Poor design and/or execution of GTM plans may limit the success of the Group by targeting the wrong customers through the wrong channels and positioning the wrong product or solution offerings, reducing the value that customers receive from Micro Focus.

How we manage it
A review of the GTM function was included in the Strategic & Operational Review set out in the Chief Executive's Strategic review on pages 12 to 15. One of the key initiatives from the review is to improve overall productivity and predictability of performance. There has been good progress in the development of the Group's customer and partner propositions in the period. Across the five product categories that the Group reports against, the Group has great depth of capability and experience to help its customers address some of the most complex challenges they face. To best enable the Group's customers and exploit this breadth and depth, it is aligning resources and developing compelling propositions across four focus areas - Enterprise DevOps; Hybrid IT Management; Security, Risk & Governance; and Predictive Analytics.

Sales execution has received considerable attention and improvement measures have focused on improving consistency and simplifying the organisational structure to support more effective and efficient decision making, greater accountability and a holistic approach to customer success. This has been achieved through the removal of unnecessary global structures and management layers, and the introduction of a single global sales methodology based on value-driven outcomes. Further measures are being put in place to improve predictability.

Organisational changes have also been made to align marketing and product teams, and to build a consistent approach to sales enablement globally. The alignment of the Group's GTM structure is further supported by the appointment of Genefa Murphy as the Group Chief Marketing Officer.

Competition
Risk Trend:	No change	Link to strategy: Accelerate, evolve	Risk Category: Marketplace
Principal Risk Description
Comprehensive information about the markets in which Micro Focus operates is required for the Group to assess competitive risks effectively and to perform successfully. The Group operates in a number of competitive markets and success in those markets depends on a variety of factors.

Potential Impact
Failure to understand the competitive landscape adequately and thereby identify where competitive threats exist may damage the successful sales of the Group's products. If the Group is not able to compete effectively against its competitors, it is likely to lose customers and suffer a decrease in sales, which may result in lost market share and weaker financial performance.

How we manage it
Group product plans contain an analysis of both traditional and emerging competitive threats and subscriptions to industry analyst firms are leveraged to better understand market dynamics and competitor strategies. In addition, customer surveys and customer advisory boards are used to validate product direction - both standalone and in the context of competitors. Micro Focus continues to monitor and review intelligence on market threats to focus on offering best in class service to customers. Marketing and product teams monitor a variety of metrics (such as NPS, including competitive benchmark) to analyse customer satisfaction relative to industry benchmarks. Industry events, such as Micro Focus Universe, help showcase the Group Product Portfolio and strengthen customer, partner and industry relationships.

Employees and Culture
Risk Trend:	Increased	Link to strategy: Complete	Risk Category: Infrastructure
Principal Risk Description
The retention and recruitment of highly skilled and motivated employees, at all levels of the Group, is critical to the success and future growth of the Group in all countries in which it operates. Employees require clear business objectives, and well-communicated vision and values, for the Group to achieve alignment and a common sense of corporate purpose among the workforce.

Potential Impact
Failure to retain and develop skill sets, particularly in sales, IT and research and development, may hinder the Group's sales and development plans. Weak organizational alignment and inadequate incentivisation may lead to poor performance and instability. It could also have an adverse impact on the realization of strategic plans.

How we manage it
Developing the most appropriate culture, aligned to driving productive management behaviours focused on delivering business priorities, is critical. Leading by example from the top is a key driver. During the period the Group harmonised its human capital processes and management systems to Workday. The Group also rolled out new initiatives across career development, talent management, candidate experience and succession planning. The Group has policies in place to help ensure that it is able to attract and retain employees of a high calibre with the required skills. These policies include training, career development and long-term financial incentives. Succession plans have been developed and are in place for key leadership positions across the Group. In the period, the Group also took significant action to develop its management capability both internally, by training and promotions, and through external hires. As set out in the Chief Executive's Strategic review on pages 12 to 15, there have been challenges with recent business performance and we are managing the impact on short- and long-term incentives to mitigate against any consequential adverse retention impact.

Business Strategy and Change Management
Risk Trend:	Increased	Link to strategy: Evolve, accelerate, transform, complete	Risk Category: Marketplace
Principal Risk Description
The Group is engaged in a number of major change projects, including acquisitions and divestments, to shape and grow the business by strengthening the portfolio of products and capabilities and IT projects to standardize systems and processes. The continued integration of the HPE Software business is complex, with a range of integration and transformation risks. The integration of the HPE Software business with the existing businesses carried on by the Group may be more time consuming and costly than anticipated.

The Group is also executing a series of operational transformation initiatives. These projects expose the Group to significant transformation risks. The Group's strategy may involve the making of further acquisitions or divestments to protect or enhance its competitive position and failure to identify, manage, complete and integrate acquisitions, divestitures and other significant transactions successfully could have a material adverse effect on the Group's business.

Further, the Group has substantially completed a Strategic & Operational Review, which includes other initiatives that may increase disruption to business as usual activities across the Group.

Potential Impact
Failure to successfully analyse, execute and co-ordinate the implementation and delivery of the core systems and associated business processes with the various integration, divestment and transformation programs may result in the disruption of the on-going business without delivering the anticipated strategic and operational benefits of such transactions and/or initiatives. In addition, this may affect the ability to execute strategic plans for growth.

How we manage it
As detailed in the Chief Executive's Strategic review, the business has substantially completed a comprehensive Strategic & Operational Review, supported by a leading global investment bank and other specialist advisors. As a consequence, the Group has identified four key initiatives: Evolve our operating model, Accelerate the transition of certain product portfolios to SaaS or subscription-based revenue models, Transform the GTM function and Complete core systems and operational simplification priorities, the details of which are set out on pages 12 to 15.

The focus remains on delivering targeted, relevant business outcomes and the simplification of business operations to equip and enable the sales organisation, simplify operational support and improve compliance capability. Programme risks and interdependencies are managed carefully including the utilisation of detailed deep dives, cross functional and cross programme "walk the walls" sessions and a cadence of weekly and monthly risk reviews, to ensure that execution of the various programmes is successfully aligned to minimise disruption to business as usual. Given the volume of concurrent transformation activity being delivered across the business, the Group has put in place governance structures to manage change in a structured way for the business. The integration of the complex HPE Software business and operational transformation will continue as key areas of principal risk in the forthcoming year. The transition of both historical Micro Focus and HPE Software to the new simplified systems architecture will build a solid base for improved execution.

IT Systems and Information
Risk Trend:	Increased	Link to strategy: Complete	Risk Category: Infrastructure
Principal Risk Description
The Group's operations, as with most businesses, are dependent on maintaining and protecting the integrity and security of the IT systems and management of information. Following the integration of the HPE Software business the Group continues to operate on two IT architectures with the attendant complexity to business operations and the control environment. As set out in the Chief Executive's Strategic review on pages 12 to 15, work is underway to transition to a simplified systems architecture. The transition may be more time consuming and costly than anticipated, given the amount of change management that is involved.

Potential Impact
Disruption to the IT systems could adversely affect business and Group operations in a variety of ways, which may result in an adverse impact on business operations, revenues, customer relations, supplier relations, and reputational damage. Dependency on IT providers could have an adverse impact on revenue and compliance in the event that they cannot resume business operations.

How we manage it
Core systems and operational simplification priorities formed part of the Strategic & Operational Review, set out within the Chief Executive's Strategic review on pages 12 to 15. A key initiative from the review was to deliver the operational systems and business processes that form the platform for operational effectiveness and efficiencies.

The HPE Software business infrastructure is stable and able to support the business. Work is underway to move to a simplified systems architecture enabling further automation of improved processes and controls. To maintain the required control environment the Group relies upon automated, semi-automated and manual controls together with a combination of preventative and detective controls. The IT control environment is also being improved as part of the implementation of controls to meet Sarbanes-Oxley Act 2002 (SOX) compliance, as set out on pages 75 to 76. A vendor management process is in place to allow for better involvement and engagement with third party IT providers. In relation to the SUSE divestment, a Transitional Service Agreement (TSA) is in place, defining the scope of services the Group provides to SUSE, while SUSE continues to operate on some of the Group's IT architecture.

Legal and Regulatory Compliance
Risk Trend:	Increased	Link to strategy: Complete	Risk Category: Reputational
Principal Risk Description
The Group operates across a number of jurisdictions and two regulated exchanges. Compliance with national and regional laws and regulations is essential to successful business operations. The Group may be involved in legal and other proceedings from time to time, and as a result may face damage to its reputation or legal liability. The Group has entered into various acquisitions and a disposal over recent years and may be subject to, or have the benefit of, certain residual representations, warranties, indemnities, covenants or other liabilities, obligations or rights. The Group has a variety of customer contracts in a variety of sectors, including Government clients.

Potential Impact
Failure to comply could result in civil or criminal sanctions (i.e. personal liability for directors), as well as possible claims, legal proceedings, fines, loss of revenue and reputational damage.

How we manage it
The Group has in place policies and procedures to mitigate these risks. The Group's legal and regulatory team, enhanced by specialist external advisors as required, monitor and review compliance. During the period, the compliance committee was succeeded by the establishment of the operational risk and compliance committee, which reports to the audit committee. The Group is committed to ensuring on-going compliance with anti-bribery and corruption, data protection and market abuse and insider dealing laws and has in place a Code of Conduct with supporting training materials. Mandatory Code of Conduct training was rolled out and completed by all employees. Face to-face anti-corruption and anti-fraud training was carried out widely across the regions in which the Group operates, with particular focus in higher risk territories.

The Group maintains processes and policies to ensure it is compliant with data protection requirements imposed by data protection and privacy laws, including GDPR. Data protection and privacy compliance is driven and monitored by the Group's Privacy and Compliance Team, supported by technical and other subject matter experts as required. Data protection compliance is built into the Group's corporate-wide information security management system and is kept under review to ensure that required standards are met. The compliance environment is also strengthened by the implementation of SOX controls, as set out on pages 75 to 76.

Intellectual Property ("IP")
Risk Trend:	No change	Link to strategy: Evolve, complete	Risk Category: Marketplace
Principal Risk Description
The Group is dependent upon its IP, and its rights to such IP may be challenged or infringed by others or otherwise prove insufficient to protect its business. The Group's products and services depend in part on IP and technology licensed from third parties, and third party claims of IP infringement against the Group may disrupt its ability to sell its products and services.

Potential Impact Failure could adversely affect the ability of the Group to compete in the market place and affect the Group's revenue and reputation.
How we manage it There are procedures in place across the Group to ensure the appropriate protection and use of the Group's brands and IP and these are monitored by the IP panel and legal team.

Treasury
Risk Trend:	No change	Link to strategy: Evolve, complete	Risk Category: Financial
Principal Risk Description
The Group operates across a number of jurisdictions and so is exposed to currency fluctuations. The risk of foreign exchange fluctuations may be increased as a result of Brexit.

The Group targets a net debt to Adjusted EBITDA ratio of 2.7 times and may require additional debt funding in order to execute its acquisition strategy. The Group is exposed to interest rate risk related to its variable rate indebtedness, which could cause its indebtedness service obligations to increase significantly.

The Group's operational and financial flexibility may be restricted by its level of indebtedness and covenants and financing costs could increase or financing could cease to be available in the long-term. The Group may incur materially significant costs if it breaches its covenants under its banking arrangements.

Potential Impact
The relative values of currencies can fluctuate and may have a significant impact on business results. Insufficient access to funding could limit the Group's ability to achieve its desired capital structure or to complete acquisitions. An increase in interest rates could have a significant impact on business results.

How we manage it
The Group's operations are diversified across a number of currencies, with limited exposure to Pound Sterling. Key currency exposures are detailed on page 165. Changes in foreign exchange rates are monitored, exposures regularly reviewed and actions taken to reduce exposures where necessary. The Group provides extensive constant currency reporting to enable investors to better understand the underlying business performance.

The Group has significant committed facilities in place, the earliest of which matures in November 2021 and sufficient headroom to meet its operational requirements. The Group seeks to maintain strong relationships with its key banking partners and lenders and to proactively monitor the loan markets. The Group also has strong engagement with the providers of equity capital, which represents an alternative source of capital. Currency fluctuations, including those related to Brexit, are monitored by the treasury risk committee on an on-going basis.

The Group holds interest rate swaps to hedge against the cash flow risk in the LIBOR rate charged on $2,250m of the debt issued by a Group subsidiary company, Seattle Spinco, Inc. from 19 October 2017 to 30 September 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.94% and receives one month USD LIBOR.

Monitoring policies and procedures are in place to reduce the risk of any covenant breaches under the Group's banking arrangements. At 31 October 2019, $nil of the Revolving Facility was drawn. As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of the Revolving Facility was drawn at 31 October 2019, no covenant test is applicable.

Tax
Risk Trend:	Decreased	Link to strategy: Evolve, complete	Risk Category: Financial
Principal Risk Description
The tax treatment of the Group's operations is subject to the risk of challenge by tax authorities in all territories in which it operates. Cross-border transactions may be challenged under tax rules and initiatives targeting multinationals' tax arrangements, including the OECD's Base Erosion and Profit Shifting project and EU state aid rules. As a result of the HPE Software business acquisition, the Group may be required under the Tax Matters Agreement entered into with HPE (the "TMA") to indemnify HPE, if actions undertaken by the Group affect the tax treatment of the separation of HPE Software business from HPE.

Future changes to US and non-US tax laws could adversely affect the Group. The Group will be subject to tax laws of numerous jurisdictions, and the interpretation of those laws is subject to challenge by the relevant governmental authorities.

Potential Impact
Tax liabilities in various territories in which the Group operates, particularly as a result of the HPE Software business acquisition, could be significantly higher than expected. The Group may be obliged to make indemnification payments to HPE under the TMA, which, if payable, would likely be substantial.

How we manage it
Tax laws, regulations and interpretations are kept under on-going review by the Group and its advisors. The Group reviews its operations, including the structuring of intra-Group arrangements, on a periodic basis to ensure that all relevant laws are complied with and that risks are identified and mitigated appropriately. External professional advice is obtained ahead of material structuring activity and to support positions taken in financial statements and local tax returns where there is significant uncertainty or risk of challenge. During the period, a governance framework and process has been in operation to remind relevant employees of the requirements and guiding principles to comply with the obligations under the TMA. The risk of actions taken by the Group impacting the tax treatment of the HPE transaction diminish over time.

Macro-Economic Environment and Brexit
Risk Trend:	Increased	Link to strategy: Evolve, accelerate, transform	Risk Category: Marketplace
Principal Risk Description
The Group's businesses may be subject to inherent risks arising from the general and sector specific economic and political conditions in one or more of the markets in which the Group operates, or by the interruptions posed by external forces such as natural disasters or pandemics. This is heightened by the fact the Group sells and distributes its software products globally. Exposure to political developments in the United Kingdom, including the terms and manner of the UK's withdrawal from the EU, could have an adverse effect on the Group. Further deterioration of the macro environment could result in more conservatism and longer decision making cycles within the Group's customer base.

Potential Impact Adverse economic conditions could affect sales, and other external economic or political matters, such as price controls, could affect the business and revenues.
How we manage it
The spread of jurisdictions allows the Group to be flexible to adapt to changing localised market risk. The Group has business continuity plans and crisis management procedures in place in the event of political events or natural disasters.

The Group has a cross functional Brexit Working Group with processes in place to assess, respond, monitor and track the impact of Brexit on its operations, and associated risks, as matters progress and how the business can seek to mitigate these risks. Areas under review for possible impacts include people, tax, transfer pricing, commercial contracts (buy and sell), privacy and data protection, intellectual property and other regulatory impacts.

Cyber Security
Risk Trend:	Increased	Link to strategy: Complete	Risk Category: Infrastructure
Principal Risk Description
There could be a data security breach (Micro Focus data or customer data) involving personal, commercial or product data, either directly from Micro Focus or a third party. This could occur as a result of a malicious or criminal act, or an inadvertent system error.

Potential Impact Data loss, which could harm client and customer relationships, compliance and/or perception of the effectiveness of the Group's products.
How we manage it
The Group works continually to counter the risk posed by the current and emerging cyber security threat landscape. The cyber team manages the security of the Group's data, technology and training programme to protect the performance, security and availability of the Group's IT systems. Group-wide cyber policies and processes are in place. Cyber security testing in critical areas of the business is on-going, Group specific vulnerabilities are reviewed and continually managed, incident response is in place for both stacks, a cyber-security training course is in place for new hires and awareness material is available on the intranet. The threat posture is continually reviewed and managed.

Internal Controls over Financial Reporting
Risk Trend:	New	Link to strategy: Complete	Risk Category: Financial
Principal Risk Description
Internal controls over financial reporting may not prevent or detect an error, fraud, financial misstatement or other financial loss, leading to a material misstatement in the Group's financial statements.

Potential Impact
Failure to discover and address any material weaknesses or deficiencies in the Group's internal controls over financial reporting could result in material misstatement in the Group's financial statements and impair the Group's ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Based on the assessment as at October 31, 2019, management identified a material weakness in the Group's internal controls over financial reporting, relating to inadequate controls surrounding existing IT applications. As a result of those deficiencies, automated controls and controls over information produced by the entity could not be relied upon. Please refer to the FY19 annual report on SOX compliance as set out on pages 75 to 76. Although the Group has already begun to implement measures to address and remediate this material weakness, failure to do so, and the risk that other deficiencies may be identified, could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Group's financial statements and could have a material adverse effect on the Group's business, financial condition, results of operation and prospects.

How we manage it
The Group has a cross-functional SOX steering group chaired by the CFO, reporting to the audit committee to implement, review and monitor SOX compliant internal controls and any required remediation. Further details of the Group's SOX compliance programme and FY19 annual report on SOX compliance are set out on pages 75 to 76.

3.       Related Party Transactions

The following information has been reproduced from note 36 to the consolidated financial statements contained in the 2019 Annual Report:

36. Related party transactions
The Group's related parties are its subsidiary undertakings, key management personnel and post-employment benefit plans.

Subsidiaries
Transactions between the Company and its subsidiaries have been eliminated on consolidation.

Remuneration of key management personnel
The remuneration of key management personnel of the Group (which is defined as members of the executive committee including executive directors) is set out in note 33. There are no loans between the Group and the key management personnel.

Transactions with other related parties
The following transactions occurred with other related parties:

●
Contributions made to pension plans by the Group on behalf of employees are set out in note 25.
●
Sales and purchases of goods and services between related parties are not considered material.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 21 February 2020

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer